Exhibit 99.1

Neptune Wellness Solutions Closes US$41 Million Private Placement

  Proceeds will be used, in part, to fund the cash portion of the initial consideration for the SugarLeaf acquisition
  Significant participation by Neptune's directors and management as well as Neptune's largest shareholder, Perceptive Advisors

LAVAL, QC, July 18, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a North American leader in cannabinoids extraction, formulation and turnkey packaging solutions, has completed a private placement with both existing and new institutional investors, led by Perceptive Advisors, resulting in gross proceeds to the Company of US$41.4 million ("The Offering"). John Moretz, Chairman of the Board, and Michael Cammarata, President and CEO of Neptune, invested US$5.0 million in the aggregate as part of this Offering. Upon closing of the Offering, the Company issued an aggregate of 9,415,910 common shares of the Company ("Shares") at a purchase price of US$4.40 per Share.

"The Board joins me in thanking investors who participated in this offering and in welcoming our new shareholders to Neptune. Given recent contracts and the announced extraction capacity expansion plans, we are highly confident in the strength of Neptune's business outlook", said John Moretz. "My incremental investment in Neptune reflects my conviction in our new CEO and management team and their ability to execute on Neptune's strategy. We opted for this accelerated financing structure to stay on track with the previously announced SugarLeaf closing timeline."

A portion of the net proceeds from the Offering is expected to be used by the Company to fund the initial consideration for the acquisition of the assets of SugarLeaf Labs LLC and Forest Remedies LLC (collectively "SugarLeaf"), while the balance of such net proceeds is expected to be used for working capital and general corporate purposes. Neptune expects the SugarLeaf transaction to close on or before July 31, 2019.

"This financing comes at a pivotal point in the Company's cannabis growth trajectory, particularly given the need to expand our current annual capacity of 200,000 kg, which is fully contracted for both fiscal 2020 and fiscal 2021," said Mr. Cammarata. "With this in mind, we look forward to closing the SugarLeaf transaction, which brings U.S.-based capacity, efficient production of high-quality extracts, and strong supplier relationships, all of which create a strong value proposition for our customers."

Cowen acted as lead placement on the Offering and the sole U.S. placement agent to the Company. GMP Securities, L.P. acted as lead Canadian placement agent and Echelon Wealth Partners and Desjardins Securities also acted as placement agents for the Company.

The securities sold in the Offering have not been registered under the Securities Act of 1933, as amended, or any state or other applicable jurisdiction's securities laws, and may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission ("SEC") or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions' securities laws. The securities sold in the Offering will also be subject to standard statutory hold periods in Canada and the United States in accordance with applicable securities laws. The Company has agreed to enter into a registration rights agreement with investors within 180-days following the closing of the Offering whereby the Company will to prepare and make necessary filings with the SEC to allow for the registration of the resale of Shares sold in the Offering.

Along with Mr. Cammarata, Mr. Moretz and Perceptive Advisors, certain other members of the Board and management of the Company participated in the Offering. Participation of these insiders in the Offering constitutes a "related party transaction" as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Offering is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the securities issued to insiders nor the consideration for such securities by insiders will exceed 25% of the Company's market capitalization. The Company did not file a material change report 21 days prior to closing of the Offering as the details of the participation of insiders of the Company in the Offering had not been confirmed at that time.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbooke, Quebec. Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Leveraging its scientific and technological expertise, Neptune focuses on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking statements in this press release include, but are not limited to, information or statements about Neptune's outlook, business plans, its expected use of the net proceeds from the Offering and the anticipated timing of the completion of its acquisition of SugarLeaf and the expected benefits resulting from such acquisition.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: Canada, Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; United States, Carolyn Capaccio / Jody Burfening, LHA, 1.212.838.3777, ccapaccio@lhai.com / jburfening@lhai.com; Media Request: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 06:30e 18-JUL-19